SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO ss. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 ss. 240-d-2(a)
                              ( Amendment No. __ )*

                              RUB A DUB SOAP, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    781082201
                                 (CUSIP Number)

                                    Long Qin
                            No. 177 Chengyang Section
                              308 National Highway
                             Danshan Industrial Area
                              Qingdao, China 266109
                               (86) 532-8779-8766
                                   copies to:
                                   Scott Kline
                     Thelen Reid Brown Raysman & Steiner LLP
                            101 Second St, Suite 1800
                             San Francisco, CA 94105
                                 (415) 369-7166
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 5, 2008
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781082201                    13D                     Page 2 of 7 Pages

--------------------------------------------------------------------------------
      1       NAMES OF REPORTING PERSONS

              LONG QIN

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              OO: Securities acquired in a stock-for-stock exchange
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]


--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              PEOPLE'S REPUBLIC OF CHINA
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                          11,310,000
          BENEFICIALLY
            OWNED BY             -----------------------------------------------
              EACH                    8      SHARED VOTING POWER
           REPORTING
             PERSON                          0
              WITH               -----------------------------------------------
                                      9      SOLE DISPOSITIVE POWER

                                             11,310,000
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,310,000
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                             [ ]


--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              43.5%(1)
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

 (1) Based on 26,000,000 of common stock outstanding as of April 25, 2008. as reported in the Issuer's Current Report Amendment No. 1 on Form 8-K/A filed with the SEC on April 29, 2008. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 781082201                    13D                     Page 3 of 7 Pages

--------------------------------------------------------------------------------
      1       NAMES OF REPORTING PERSONS

              KAI CHEN

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              OO: Securities acquired in a stock-for-stock exchange
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]


--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                          11,700,000
          BENEFICIALLY
            OWNED BY             -----------------------------------------------
              EACH                    8      SHARED VOTING POWER
           REPORTING
             PERSON                          0
              WITH               -----------------------------------------------
                                      9      SOLE DISPOSITIVE POWER

                                             11,700,000
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,700,000
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                             [ ]


--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              45%(1)
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

(1) Based on 26,000,000 shares of common stock outstanding as of April 25, 2008. as reported in the Issuer's Current Report Amendment No. 1 on Form 8-K/A filed with the SEC on April 29, 2008. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 781082201                    13D                     Page 4 of 7 Pages



Item 1.  Security and Issuer.

The class of equity securities to which this statement (the "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"). The name of the issuer is Rub A Dub Soap, Inc., a Nevada corporation (the "Issuer"), which has its principal executive offices at No. 177 Chengyang Section, 308 National Highway, Danshan Industrial Area, Qingdao, China 266109.

Item 2. Identity and Background.

(a) The persons filing this Statement are Mr. Long Qin ("Mr. Qin") and Mr. Kai Chen ("Mr. Chen", together with Mr. Qin, the "Reporting Persons").

(b) The business address of each of the Reporting Persons is No. 177 Chengyang Section, 308 National Highway, Danshan Industrial Area, Qingdao, China 266109.

(c) Mr. Qin is the Director, President, and Chief Executive Officer of the Issuer. Mr. Chen is the Director and Vice President of the Issuer.

(d)-(e) During the five years preceding February 5, 2008 (the date that the Reporting Persons initially became subject to Schedule 13D reporting requirements as a result of the Reorganization (as defined in Item 3 below)) and the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Qin is a citizen of the People's Republic of China. Mr. Chen is a citizen of the Untied States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 26, 2007, the Issuer, Zhongsen International Company Group Limited ("Zhongsen"), and Mr. Chen, the sole shareholder of Zhongsen entered into a Stock Purchase Agreement (the "Purchase Agreement"), and such Agreement became effective on February 5, 2008 (the "Reverse Merger"). As a result of the Reverse Merger, Zhongsen became a wholly owned subsidiary of the Issuer and Zhongsen and Mr. Chen were issued a total of 25,090,000 shares, or 96.5% of common stock of the Issuer.

         Pursuant to an Equity Acquisition Cooperation Agreement dated June 24, 2007 (the "Cooperation Agreement") by and among Mr. Chen, Zhongsen, Mr. Qin and other parties thereto in connection with Zhongsen's purchase of Qingdao Free-Trading Zone Sentaida International Trade Co., Ltd. ("FTZ Sentaida") and Qingdao Sentaida Tires Co., Ltd. ("Sentaida Tires"), Zhongsen and Mr. Chen agreed to implement a share incentive plan (the "Incentive Plan") in the event that Zhongsen becomes a public company. Under the Incentive Plan, Mr. Qin and other management members of FTZ Sentaida and Sentaida Tires will be issued up to 75% of common stock of the public company. As a result, Mr. Qin was issued a total of 11,310,000 shares of common stock of the Issuer and Mr. Chen remains ownership of 11,700,000 shares of common stock of the Issuer on February 5, 2008.

CUSIP No. 781082201                    13D                     Page 5 of 7 Pages



         As a result of the Reverse Merger, each of Mr. Qin and Mr. Chen became subject to Schedule 13D reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The foregoing description of the Stock Purchase Agreement and the Shares Purchase Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 29, 2007, and the full text of the Equity Acquisition Cooperation Agreement, which is filed as Exhibit 10.2 hereto.

Item 4.  Purpose of Transaction.

         On February 5, 2008, Mr. Chen directly acquired 11,700,000 shares of the Issuer's common stock as a result of the Reverse Merger explained above in
Item 3 of this Statement. On that same date, Mr. Qin directly acquired 11,310,000 shares of the Issuer's common stock.

         As of the date of the above discussed transactions the Reporting Persons had no plans or proposals which relate to or would result in any of the events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Qin beneficially owns 11,310,000 shares of the Issuer's Common Stock, representing 43.5% of the outstanding shares of the Issuer's Common Stock (based on 26,000,000 shares of Common Stock outstanding as of April 25, 2008, as reported in the Issuer's Current Report Amendment No. 1 on Form 8-K/A filed with the SEC on April 29, 2008).

         For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Chen beneficially owns 11,700,000 shares of the Issuer's Common Stock, representing 45% of the outstanding shares of the Issuer's Common Stock (based on 26,000,000 shares of Common Stock outstanding as of April 25, 2008, as reported in the Issuer's Current Report Amendment No. 1 on Form 8-K/A filed with the SEC on April 29, 2008).

(b) Mr. Qin has sole voting and dispositive power over 11,310,000 shares of the Issuer's common stock.

         Mr. Chen has sole voting and dispositive power over 11,700,000 shares of the Issuer's common stock.

(c) The Reporting Persons did not effect any transactions in the Issuer's securities within the past 60 days.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons' securities.

(e) Not applicable.

CUSIP No. 781082201                    13D                     Page 6 of 7 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as disclosed herein and in the Current Reports on Form 8-K filed by the Issuer on October 29, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

--------------------- ----------------------------------------------------------
Exhibit               Description
No.
--------------------- ----------------------------------------------------------
10.1*                 Stock Purchase  Agreement dated as of October 26, 2007, by and  among  Rub A Dub Soap,  Inc.,  Zhongsen  and Kai Chen
                      (incorporated  by reference to Exhibit 2.1 to the Issuer's
                      Current  Report on Form 8-K filed  with the SEC on October
                      29, 2007).
--------------------- ----------------------------------------------------------
10.2
                      Equity Acquisition  Cooperation Agreement dated as of July
                      24, 2007, by and among  Zhongshen,  Kai Chen, Long Qin and other individuals.
--------------------- ----------------------------------------------------------
*Incorporated by Reference.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2008



                                                              /s/ Long Qin
                                                              ------------
                                                              Name: Long Qin


                                                              /s/ Kai Chen
                                                              ------------
                                                              Name: Kai Chen